UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For January 2026

Commission File No. 001-41772

ESGL Holdings Limited

101 Tuas South Avenue 2

Singapore 637226

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

Attached hereto as Exhibit 99.1 is a press release dated January 16, 2026 relating to (i) a joint development program between ESGL Holdings Limited (“ESGL”) and De Tomaso Automobili Holdings Limited (“De Tomaso”) for sustainable advanced automotive materials, and (ii) a joint development program between Environmental Solutions (Asia) Pte Ltd, a wholly owned subsidiary of ESGL, and De Tomaso to pioneer sustainable advanced materials for ultra-luxury automotive innovation.

Exhibits

Exhibit No.	Description
99.1	Press Release dated January 16, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESGL Holdings Limited

	By:	/s/ Ho Shian Ching
	Name:	Ho Shian Ching
	Title:	Chief Financial Officer

Dated: January 16, 2026